
03051898



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Killarney Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1152-1154
(No. and Street)

New York — NY — 10169-1141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Errol H Brick — (212) 949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor — New York — NY — 10022-5892
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Errol H. Brick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killarney Securities Corporation, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SARA J. FEUERSTEIN
Notary Public, State of New York
No. 01FE5019660
Qualified in Queens County
Certificate Filed in New York County
Commission Expires 10/25/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2003 AND 2002

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2003 AND 2002

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS 3

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 9

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 10

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 11-12

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2003 and 2002 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

August 5, 2003
New York, New York

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	June 30,	
	2003	2002
ASSETS		
Cash and cash equivalents	$ 10,451	$ 108,619
Accounts receivable	61,489	578
Due from Killarney Advisors Incorporated	224,692	96,398
Other assets	-	46
Securities, at fair value (costs of $2,475 and $3,300)	2,475	3,300
	$ 299,107	$ 208,941
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 2,865	$ 16,526
Deferred income taxes payable	5,500	-
Other liabilities	1,314	1,314
Total liabilities	9,679	17,840
Commitments and contingencies (Notes 2, 4, 5 and 6)		
Shareholder's equity	289,428	191,101
	$ 299,107	$ 208,941

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended June 30,	
	2003	2002
Revenue		
Investment Advisory Fees	$ 180,924	$ 723,165
Loss on expiration of warrants	(825)	-
	180,099	723,165
Expenses		
Occupancy and administrative costs (Note 5)	36,955	600,000
Office and miscellaneous expenses	4,066	45,900
Dues and subscriptions	2,386	2,304
	43,407	648,204
Income before provision for income taxes	136,692	74,961
Provision for income taxes		
Current	2,865	4,077
Deferred	5,500	-
	8,365	4,077
Net income	$ 128,327	$ 70,884

KILLARNEY SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2002 AND 2003

	Common[1] stock	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2001	$ 5	$ 10,495	$ 109,717	$ 120,217
Net income, year ended June 30, 2002	-	-	70,884	70,884
Balance, June 30, 2002	5	10,495	180,601	191,101
Net income, year ended June 30, 2003	-	-	128,327	128,327
Dividends declared	-	-	(30,000)	(30,000)
Balance, June 30, 2003	$ 5	$ 10,495	$ 278,928	$ 289,428

[1] Par value $0.01 per share, 1,000 shares authorized, 500 shares issued and outstanding.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended June 30,	
	2003	2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$ 128,327	$ 70,884
Adjustment to reconcile net income to net cash (used in) provided by operating activities		
Loss on expiration of warrants	825	
Deferred income taxes payable	5,500	-
Changes in operating assets and liabilities		
Accounts receivable	(60,911)	(578)
Due from Killarney Advisors Incorporated	(128,294)	75
Other assets	46	6,492
Accrued expenses	(13,661)	5,744
Net cash (used in) provided by operating activities	(68,168)	82,617
Cash flows from financing activities		
Dividends paid	(30,000)	-
Net cash used in financing activities	(30,000)	-
Net (decrease) increase in cash and cash equivalents	(98,168)	82,617
Cash and cash equivalents, beginning of year	108,619	26,002
Cash and cash equivalents, end of year	$ 10,451	$ 108,619
Supplemental disclosure of cash flow information		
Income taxes paid	$ 200	$ 2,880

KILLARNEY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2003 AND 2002

1 Significant accounting policies

Organization

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States through an office located in New York City. The Company's principal business activities include Municipal Securities broker, private placements of securities and investment banking advisory services to institutional customers. On November 25, 1997, the Company was licensed as a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company carries no customer funds and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Revenue recognition

Revenue is recognized when earned and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents, include bank deposits due on demand and money market funds, which invest principally in U.S. government securities.

Income taxes

On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes, although New York State assesses a reduced corporate tax on S Corporation taxable income while retaining the tax assessed to an S Corporation's shareholders. No such election, however, is available for New York City purposes. Applicable New York State and City income taxes have been provided for in the accompanying financial statements.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted.

The Company has elected the cash basis of accounting for Federal, state and local income tax purposes. Additionally, the Company maintains a June 30 year-end for financial reporting purposes and a December 31 year-end for income tax reporting purposes.

KILLARNEY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2003 AND 2002

1 Significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2 Securities

In April 2000, the Company purchased three hundred (300) warrants that allows the Company to acquire shares of The NASDAQ Stock Market, Inc. common stock owned by the NASD. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock will be $13 in installment one, $14 in installment two, $15 in installment three and $16 in installment four. Each installment is exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock are non-transferable for a period of six months following the issue date. The Company's management estimates that the fair value of these warrants approximates their cost. Installment one was not exercised by the expiration date of April 2003, therefore, it had expired and resulted in a $825 loss for the year ending June 30, 2003.

3 Income taxes

The provision for income taxes is summarized as follows:

	Year ended June 30,	
	2003	2002
New York City General Corporation Tax		
Current	$ 2,765	$ 3,977
Deferred	5,500	-
New York State Franchise Tax	100	100
	$ 8,365	$ 4,077

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At June 30, 2003, the Company had net capital of $6,272, which was $1,272

KILLARNEY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2003 AND 2002

5 Related party transactions

The Company shares office facilities with Killarney Advisors Incorporated ("Advisors", a corporation wholly-owned by the Company's sole shareholder) and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such costs, which are included as occupancy and administrative costs in the accompanying statements of operations, totaled $36,955 and $600,000 for the years ended June 30, 2003 and 2002, respectively. Revenue that is subject to NASD regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors. Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due to affiliate at June 30, 2003 and 2002.

6 Concentrations

During the year ended June 30, 2003, the Company had 3 clients that accounted for 91% of the Company's revenue. During the year ended June 30, 2002, the Company had 4 clients that accounted for 88% of the Company's revenue.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Killarney Securities Corporation as of and for the year ended June 30, 2003, and have issued our report thereon dated August 5, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

August 5, 2003
New York, New York

KILLARNEY SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

JUNE 30, 2003

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total shareholder's equity		$ 289,428
Add: Deferred income taxes payable		5,500
		294,928
Less non-allowable assets		
Other assets	$ 61,489	
Due from Killarney Advisors Incorporated	224,692	
Securities	2,475	
		288,656
Total net capital		$ 6,272
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 4,179
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of $4,179)		$ 280
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 1,272
Excess net capital at 1,000%		$ 5,854
Ratio of aggregate indebtedness to net capital		.67:1

There were no material differences between the calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Killarney Securities Corporation (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. And, projection of any evaluation of them to future

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

August 5, 2003
New York, New York